Mail Stop 3-9									March 25,
2005

Paul Freiman
Chief Executive Officer
Neurobiological Technologies, Inc.
3260 Blume Drive
Suite 500
Richmond, California 94806

Re:	Neurobiological Technologies, Inc.
	Registration Statement on Form S-3
      Filed February 25, 2005
	File Number 333-123017

      Form 10-K
      Form the period ended June 30, 2004
      File Number 000-23280

 Dear Mr. Freiman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you have filed a request for confidential treatment in connection with the Form 10-Q filed November 10, 2004. You will receive comments relating to that request under separate cover. Please be advised that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
2. If you are planning an immediate takedown offering and plan to use any graphic, visual or photographic information, you should provide us with proofs of that visual material prior to its use in a prospectus supplement. Please note we may have comments regarding this material. Additionally, if you are planning an immediate take down, please provide us with a supplemental copy of your prospectus summary. We may have additional comments after we have had an opportunity to review it.
3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
4. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
5. We note that you have not included the undertaking required by
Item 512(e) of Regulation S-K. Please revise to include the undertaking.

Form S-3

Cover page
6. Please revise your cover page to refer to the risk factors discussed in your Form 10-K and Form 10-Qs. In future periodic reports include the risk factor section in your table of contents and title the section "Risk Factors," rather than "Other Factors that May
Affect Future Results." Revise the "Risk Factors" section in your registration statement to reference the pages of your periodic reports where the risk factors are discussed.

About Neurobiological Technologies
7. In the subheading "Memantine," you state that, "we share in revenues from sales of Memantines for all indications." This statement appears to conflict with the statement in the Risk Factors in your latest 10-Q under the heading "We are dependent on Merz and its marketing partners..." In that risk factor, you suggest the possibility that there are other indications for which you may not be entitled to royalty payments. Please revise your disclosure to clarify the indications for which you are entitled to royalty payments. Additionally, if you are not entitled to share in the revenues from sales in all jurisdictions please revise to clarify which jurisdictions are exempted.
8. Please revise the discussion of your agreement with Merz and Children`s Medical Center Corporation to more clearly explain each parties` obligations under the agreement.
9. Revise the description of Mertz`s agreements with Forest Laboratories, H. Lundbeck and Daiichi Suntory Pharma to explain how these agreements affect you and your operations.
10. Please revise your discussion of Xercept to clarify that Orphan drug designation provides you with seven years market exclusivity if your product is the first FDA approved product that addresses the specified indications. The disclosure should clarify that if a competing product with Orphan drug status obtains FDA approval before you, the competitor receives seven years of market exclusivity.
11. Please provide more information about your difficulties obtaining
Xercept. Do you have a supply agreement? Is your supplier a sole source supplier? What was the cause of the shortage? How are you addressing the problem? To the extent you rely on any sole source suppliers, please consider amending your most recent Form 10-Q to include a risk factor disclosing the reliance and potential consequences. The discussion should identify the sole source providers and your product(s) or product candidate(s) that are dependent on this source.
12. Please revise the discussion of Viprinex to explain the meaning of the term "reperfusion therapy."
Use of proceeds, p 4
13. Please confirm that you will provide a detailed "Use of Proceeds"
section in a prospectus supplement each time you do a take down. In each prospectus supplement the "Use of Proceeds" section should quantify, to the best of your knowledge, the amount of proceeds you anticipate will be used for each of your development projects, the stage of development that you expect to achieve with the proceeds and any other activities you plan to fund using the proceeds.

Incorporation of Certain Information by Reference, page 8

14. We note that the company includes the Form 8-K filed in relation to the Empire acquisition. Please revise this Form S-3 to provide updated financial information and pro forma financial information related to this acquisition.

Exhibits
15. Please file your exhibits as soon as possible. We may have further comments once we have had an opportunity to review them.

Form 10-K for the period ending June 30, 2004

Business, p. 3
16. Please revise to address applicable comments issued above.
17. In several places throughout the 10-K, you make references to the
Company`s products being "safe" or "effective" even for indications in which a product has not yet received FDA approval. As one example only, in the subsection Xerecept on page 8, you make reference to "clinical evidence" that Xerecept is safer than sythentic corticosteroids and the potential to "significantly improve the quality of life for brain cancer patients." However, in light of the fact that Xerecept has not received FDA approval, assertions relating to safety and efficacy appear to be premature, unless accompanied by appropriate qualification. Specifically, any such statements should be introduced with a qualification that makes it clear that safety and/or efficacy have not yet been established, that subsequent clinical testing may reveal inefficacy or a lack of safety and that no definitive conclusions can be obtained until the FDA approval process is complete. Please review your statements throughout the section and include this introductory qualification as applicable.
18. Please revise to provide a detailed description of your agreements with Merz and Children`s Medical Center and Abbott Laboratories. These descriptions should include the following information:

* The obligations of each of the parties;
* Payments made or received to date;
* Aggregate amount of potential payments;
* Expiration date;
* Termination provisions; and
* All other material terms
19. We note that you have received license fees and royalty payments of $4,766,000 from August 2002 to June 30, 2004. We note that you entered into this agreement in 1998. If any fees were received prior to August 2002, please revise to provide the aggregate amounts received to date.

Patents and Proprietary Information, page 11
20. Please disclose the identity of the party licensing patents disclosed in this section. Additionally, describe the material terms of each of the licensing agreements, including:

* Total amounts paid to date;
* Existence of royalty provisions;
* Aggregate amount of potential payments;
* Expiration date;
* Termination provisions; and
* Any other material terms.

 If such agreements have not been filed as agreements, please file them or provide a supplemental analysis supporting your determination that each agreement is not required to be filed.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, pages 18-19

21. We note that the discussion provided here seems to be merely a reiteration of what the company discloses in its accounting policy note to the financial statements related to each of these policies identified as critical. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, please consider the following disclosures:

a. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
b. Specifically address why your accounting estimates or assumptions bear the risk of change.
c. How the company arrived at the estimates, i.e. are they based on invoices or internally generated "best guesses."
d. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
e. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Research and Development Expenses, pages 19-20

22. Please disclose period in which material net cash inflows from significant projects are expected to commence for each of your major research and development projects. To the extent that information is not known or estimable, please disclose that fact and the reason why it is not known.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 21

23. The discussion of the cash flows from operations is very brief and seems to address only the factors disclosed in the statement of cash flows. Please revise this discussion to include a better understanding of the actual drivers that resulted in the inflows and outflows. For instance we note that the company received a significant license fee in the current period that generated a significant inflow. Include discussion of that fact as well as any known trends related to this receipt. Similarly provide a more detailed explanation of the specific uses of cash as evidenced by the loss generated from operations.


Financial Statements

Note 1.  Description of Business and Summary of Significant
Accounting Policies

Derivative Financial Instruments, pages 35-36

24. We note that the company originally established a liability related to the warrants based on its analysis of the requirements of
EITF 00-19. Please explain to us the specific provisions within the warrant agreements that required the company to establish this liability in accordance with this guidance including whether the warrants could only be settled with registered shares. Further explain how the apparent reversal of the charges from previous periods complies with the guidance of paragraph 10 of EITF 00-19.

Note 5.  Stockholders` Equity

Convertible Preferred Stock, page 37

25. We note in the disclosure that "each share of the preferred stock will be automatically converted into one share of common stock upon the election of more than 50% of the Series A preferred stock to convert into common stock." It appears that such an election was made in the current period as 620,000 of the then outstanding 1,154,000 shares converted. Explain to us why the provision described here did not result in the automatic conversion of all of these outstanding shares.

Note 7.  Collaboration Agreement, page 41

26. We note that the company received certain payments under the licensing agreement with Merz. Please disclose the nature of the amounts received in the current periods, a better discussion of the events that resulted in the receipt of these payments, and a discussion of the future events that may result in additional payments related to the license portion of the agreement. Disclose the period over which the company expects to receive payments, both license and royalty, under the terms of these agreements.

Form 10-Q for the period ending December 31, 2004

Notes to Condensed Financial Statements

Note 2.  Acquisition of Empire Pharmaceuticals, Inc.

Purchase Price Allocation, page 9

27. We note that the company appears to capitalize certain intangible assets related to the "snake venom compound and snake venom." In note 1 of the financial statements for Empire, they seem to expense the costs for the snake venom as incurred. Please explain to us why it is appropriate for the company to capitalize these items.

Results of Operations

Revenues, page 15

28. We note that the discussion of the royalty revenues focuses mainly on where these royalties were earned. Please revise the discussion to provide a better insight into actual factors that resulted in these increases in royalties including management`s assessment of the known trends that these increases represent.

In-Process Research and Development, page 16

29. We note that the company anticipates incurring additional in-process research and development expense should the contingent purchase price payments be required in the future. It does not appear that the company will receive any additional technology at that time, so it is unclear to us why any additional charge is appropriate. Please provide to us the company`s analysis with references to the specific paragraphs within the applicable authoritative literature that supports this treatment.

Management`s Discussion and Analysis, p. 12
30. Currently, your MD&A Overview is quite broad and appears similar or identical to the information in the registration statement under the heading "About Neurobiological Technologies, Inc."
However, we do not believe that the MD&A overview should provide the same information as a description of the company. In a recent release called Commission Statement about Management`s Discussion and
Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-
45321; FR-61.
If future periodic reports please provide an overview with a focused discussion that highlights the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points.
31. Please note that if you will make or receive any payment that is material and probable, you this information should be disclosed in the liquidity and capital resources discussion. Such information is not the proper subject of a confidential treatment request. If there are no such payments, advise us of this fact in your response letter.


Risk Factors, p. 19

"Our product candidates are based on new technologies ...," page
19
32. Many of the bullet points appear to be sufficiently significant to warrant separate risk factor disclosure. Please consider revising your risk factor section accordingly. Please note, the risk factor addressing the possibility that your products could be found to be unsafe, ineffective or toxic should identify adverse effects that clinical trial participants have experienced, if any.
33. If you are aware of any third party infringement claims, please disclose this information. Additionally, disclose the risks presented by infringement claims and discuss the potential consequences even if such claims are not successful.

 "We are dependent on Merz and its marketing partners...," p.20
34. We note your statement that Merz or Children`s medical center can terminate our research and marketing cooperation agreement upon 6 months notice. Please briefly disclose the circumstances that would allow for that termination and whether you have any reason to believe that such termination might occur.

"We expect that we will need to raise additional capital...," p.
20
35. Please provide an estimate of the amount of capital that you will need to raise during the next 12-24 months.

"Our industry is highly competitive...," p. 21
36. If applicable, please consider discussing the advantages your competitors may have regarding financial resources, experience, product quality or any other material competitive advantage possessed by your competitors. If the new disclosure is substantial, consider including it as a new risk factor.

"It is difficult to integrate acquired companies...," p. 22
"Our success will depend, in large part, on our ability to obtain or license patents...," p. 23
"If the members of our expanded management team...," p. 24
37. If you have faced problems of the types described in this risk factor, you should describe the problems you have faced. If there are known facts which could lead to any of the problems you describe, you should also disclose those facts and their possible impact on the company.


"We have relied and will continue to rely on others for research
....," page 23
38. Please identify the parties on which you are substantially dependent. If you have agreements with these parties and such agreements have not been filed as exhibits, please file them or provide us with an analysis supporting your determination that such agreements are not required to be filed.

"We must report on the adequacy of our internal controls ...,"
page
24
39. This risk factor is generic as it applies to all companies that have not yet completed the assessment and had their auditor complete their assessment. Therefore, it is inappropriate for risk factor disclosure. Please revise to delete the risk factor.

"Clinical trials or marketing of any of our potential products
....,"
page 26
40. We note that you current liability insurance does not cover the commercial sales of products. If accurate, please revise to specifically disclose that you have no liability coverage for Memantine.

Form 8-K/A, filed August 6, 2004

General

41. Please provide to us the company`s significance calculations that support the number of years of financial information presented related to Empire including how the company considered any contingent consideration to be issued in the transaction.

Report of Independent Registered Public Accounting Firm, page 4

42. Please revise the second paragraph of this report to reference the standards of the Public Company Accounting Oversight Board
(United States).  Refer to paragraph 3 of Auditing Standard 1.

Statement of Cash Flows, page 8

43. We note that you recorded approximately $246,619 in non-cash compensation and other costs. We were unable to identify in the financial statements a discussion of this amount. Please revise notes to include a discussion of the non-cash compensation and other costs.


Note 1. Description of Business and Summary of Significant
Accounting
Policies

Unaudited Pro Forma Combined Condensed Financial Data

Note 1 - Basis of Presentation, page 18
44. We note that you allocated approximately $8.2 million to the license agreement and other acquired assets. Please tell us how the company determined the fair value of the acquired tangible and intangible assets. Also provide to us management`s analysis that supports the capitalization of this agreement. Refer to paragraph 11(c) of SFAS 2.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tabatha Akins at (202) 824-5527 or Jim Rosenberg, at (202) 942-1803 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381 or me at (202) 942-1840 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Stephen Ferrulo
   	Heller Ehrman White & McAuliff LLP
   	4350 La Jolla Village Drive
   	7th Floor
   	San Diego, California 92122-1246


??

??

??

??